EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement Form S-3 and related Prospectus of Sybase, Inc. for the registration of $460 million 1.75% Convertible Subordinated Notes due 2025 and 18,239,506 shares of its common stock and to the incorporation by reference therein of our reports dated March 14, 2005, with respect to the consolidated financial statements of Sybase, Inc., Sybase, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sybase, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
May 9, 2005